## Contact

www.linkedin.com/in/miles-pekala-6512689 (LinkedIn)

## Top Skills

C/C++/C#

PHP

MySQL

## Languages

German (Professional Working)

## Honors-Awards

Innovator of the Year 2011

# Miles Pekala

Co-Founder at Stealth Startup

San Francisco, California, United States

## Experience

### Stealth Startup

Co-Founder

October 2020 - Present (4 years 8 months)

### DoorDash

Electrical Engineer

November 2021 - December 2023 (2 years 2 months)

San Francisco Bay Area

### unspun

Automation Lead

April 2019 - November 2020 (1 year 8 months)

San Francisco Bay Area

Developed electrical and controls architectures for next generation garment technology.

### Carbon Robotics

Electrical Team Lead

January 2018 - October 2018 (10 months)

San Francisco Bay Area

Lead electronics and firmware team developing the low level controls and motion electronics for next generation robotic automation technologies.

### MegaBots, Inc.

Senior Electrical Engineer

February 2016 - January 2018 (2 years)

Oakland CA

Designed, prototyped, built, and tested  the electrical system for a large piloted combat robot. Designed high level architecture, communication systems, UI/Video systems, for large robots. Designed and prototyped PCB circuits for remote interfaces and glue circuitry.

### BD

Senior Electrical Engineer

November 2014 - January 2016 (1 year 3 months)

Hunt Valley Maryland

Worked with various engineering teams to design a general electronics architecture for future BD products. Designed motion control electronics.

## Engility Corporation
Robotics Engineer
October 2013 - October 2014 (1 year 1 month)
Aberdeen Proving Grounds, MD

## Motile Robotics Inc.
Robotics Research Engineer
July 2008 - September 2013 (5 years 3 months)
Joppa, Maryland

Worked alongside ARL scientists to develop new robotics technologies. Performed research in robotics systems for future autonomous systems. Designed control electronics for unmanned ground vehicles, unmanned aerial vehicles, and micro aerial systems. Investigated new algorithms of remote manipulation of robotic arms by both human and artificial operators and developed new methods based upon research. Developed kinematic running gaits and novel ambulatory mechanisms.

## BAE Systems
Electrical Engineer II
June 2007 - July 2008 (1 year 2 months)
California, Maryland

Managed hardware design. Developed circuit boards for radar systems. Designed board layouts for microprocessor and FPGA boards. Developed mitigation plan for lead free solders in aerospace and mission critical technologies. Programmed embedded micro controllers using VxWorks with C, C++ and assembly. Designed Logic Systems using VHDL for implementation in FPGAs.

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# Education

## Lehigh University
M.S., Electrical Engineering · (2006 - 2006)

## Lehigh University
B.S., Electrical Engineering · (2001 - 2005)